EXHIBIT 12.1

MERCURY COMPUTER SYSTEMS, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Year Ended June 30,
	1999	2000	2001	2002	2003	2004
Income before income taxes	$20,093	$36,345	$45,124	$21,983	$32,870	$32,233

Fixed charges:
Interest expense	51	731	1,065	987	923	1,441
Rentals:
Buildings, office equipment and other	372	175	158	278	310	367

Total fixed charges	$423	$906	$1,223	$1,265	$1,233	$1,808

Income before income taxes plus fixed charges	$20,516	$37,251	$46,347	$23,248	$34,103	$34,041

Ratio of earnings to fixed charges (A)	48.5	41.1	37.9	18.4	27.7	18.8

(A)	The ratio of earnings to fixed charges is calculated by dividing (a) earnings before income taxes and for fixed charges by (b) fixed charges. Fixed charges include interest expense under operating leases the Company deems a reasonable approximation of the interest factor.